UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010.	Commission File Number 000-21968

BRAZAURO RESOURCES CORPORATION
(Name of Registrant)

16360 Park Ten Place, Suite 217
Houston, TX 77084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion & Analysis for the Three Months Ended April 30, 2010 and 2009
99.2	Consolidated Financial Statements for the Three Months Ended April 30, 2010 and 2009
99.3	Certification of Interim Filings – Chief Executive Officer
99.4	Certification of Interim Filings – Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZAURO RESOURCES CORPORATION

Date: June 30, 2010	By:	/s/ Mark E. Jones, III
Mark E. Jones, III
Chairman